Exhibit 99.30

99.30 Material Change Report Dated September 20, 2013

MATERIAL CHANGE REPORT

1.                                     Name and Address of Reporting Issuer

Cipher Pharmaceuticals Inc.

5650 Tomken Rd., Unit 16

Mississauga, ON L4W 4P1

2.                                     Date of Material Change

September 19, 2013

3.                                     News Release

A news release was issued by Cipher Pharmaceuticals Inc. (the “Company”) on September 19, 2013and filed on SEDAR. A copy of the news release is attached hereto as Schedule A.

4.                                     Summary of Material Change

On September 19, 2013 the Company announced that its sales and distribution partner, Ranbaxy Laboratories Inc. received a Paragraph IV Certification Notice of filing from Watson Laboratories Inc. of an Abbreviated New Drug Application to the U.S. Food and Drug Administration for a generic version of AbsoricaTM (isotretinoin capsules).

5.                                     Full Description of Material Change

A full description of the material change is set forth in Schedule A.

6.                                     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.                                     Omitted Information

None.

8.                                     Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Larry Andrews, President and Chief Executive Officer

Tel: 416-928-4116

9.                                     Date of Material Change Report

September 20, 2013

SCHEDULE A

Cipher’s Partner Ranbaxy receives Paragraph IV Certification

Toronto Stock Exchange Symbol: DND

MISSISSAUGA, ON, Sept. 19, 2013 /CNW/ - Cipher Pharmaceuticals Inc. (TSX: DND) (“Cipher”) today announced that its sales and distribution partner, Ranbaxy Laboratories Inc. (“Ranbaxy”) has received a Paragraph IV Certification Notice of filing from Watson Laboratories Inc. of an Abbreviated New Drug Application (“ANDA”) to the U.S. Food and Drug Administration (“FDA”) for a generic version of AbsoricaTM (isotretinoin capsules).

Ranbaxy and Cipher intend to vigorously defend Absorica’s intellectual property rights and pursue all available legal and regulatory pathways in defense of the product. Absorica is currently protected by two issued patents listed in the FDA’s Approved Drug Products List (Orange Book), which expire in September 2021. Ranbaxy shall take appropriate actions in response to the Paragraph IV notice letter, and FDA approval of the ANDA shall then be governed by the Hatch-Waxman Act.

Absorica was approved by the FDA in May 2012, and granted a three-year market exclusivity period, which expires in May 2015.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since Cipher was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed six marketing partnerships, generating growing licensing revenue.

Forward-Looking Statements

Statements made in this news release, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in the Company’s Annual Information Form and other filings with Canadian securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

SOURCE Cipher Pharmaceuticals Inc.

For further information:

Craig Armitage

Investor Relations

TMX Equicom

(416) 815-0700 ext 278

(416) 815-0080 fax

carmitage@tmxequicom.com

Larry Andrews

President and CEO

Cipher Pharmaceuticals

(905) 602-5840 ext 324

(905) 602-0628

fax landrews@cipherpharma.com